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                                                                  [LOGO]CELANESE
[LETTERHEAD]

                 CELANESE AG                         Frankfurter Strasse 111
                 Media Relations                     61476 Kronberg/Ts.
                                                     Germany
                                                     Telefax: +49(0)69/305-84160

                 Your Contacts:
                 Ralf Christner                      Dr. Hans-Bernd Heier
                 Phone: +49(0)69/305-84040           Phone: +49(0)69/305-7112
                 R.Christner@Celanese.com            H.Heier@Celanese.com

                 Phillip Elliott                     Andrea Stine (USA)
                 Phone: +49(0)69/305-33480           Phone: +1 908 522 7784
                 P.Elliot@Celanese.com               Fax: +1 908 522 7583
                                                     A.Stine@Celanese.com


MEDIA INFORMATION

FEBRUARY 22, 2001

CELANESE RETURNS TO PROFITABILITY IN 2000

OPERATING PROFIT TOTALS EURO 83 MILLION, NET EARNINGS AMOUNT TO EURO 58 MILLION IN 2000

CELANESE SALES CLIMB 21% TO EURO 5.2 BILLION

EBITDA EXCLUDING SPECIAL CHARGES INCREASES 33% TO EURO 500 MILLION

DIFFICULT FIRST HALF 2001 ANTICIPATED; FULL YEAR EPS TARGETED TO BE HIGHER THAN 2000

    Celanese AG today reported that it returned to profitability in 2000 with net earnings of euro 58 million compared with a loss of euro 207 million in 1999. Earnings per share rose to euro 1.09 compared to a net loss per share of euro 3.70 in the prior year. Net sales climbed 21 percent to euro 5.2 billion, mainly because of higher selling prices and currency effects.

    Operating profit totaled euro 83 million in 2000 compared with a loss of euro 521 million in 1999. The improvement was mainly due to significantly lower special charges, higher pricing, cost reductions and the efficiency gains resulting from 1999 and 2000 restructuring measures. Operating results were constrained by sharply higher hydrocarbon and energy costs, and interruptions at two major plants.

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    Interest and other income, net increased from euro 33 to euro 112 million driven by higher dividends from affiliates, interest income and currency gains. Net earnings from continuing operations amounted to euro 55 million, up from a loss of euro 502 million. In 2000, special charges, net of tax, reduced net earnings by euro 18 million (1999 euro 347 million).


in euro millions (except per share)                       2000        1999     Q4 2000    Q4 1999
--------------------------------------------------------------------------------------------------
Net sales                                                5,207       4,318       1,443      1,222
EBITDA* excluding special charges                          500         377         119        140
Operating profit (loss)                                     83       (521)          38       (273)
Earnings (loss) before taxes                               139       (592)          74       (293)
Net earnings (loss) of cont. operations                     55       (502)          36       (192)
Net earnings (loss)                                         58       (207)          39         55
Earnings (loss) per share of cont. Operations in euro     1.03      (8.98)        0.72      (3.44)
Earnings (loss) per share in euro                         1.09      (3.70)        0.77       0.98
--------------------------------------------------------------------------------------------------

    * Earnings before interest, taxes, depreciation and amortization

    "Despite the difficult business environment, we made significant progress in 2000," said Celanese CEO Claudio Sonder. "Our ongoing efforts to raise prices, combined with substantial cost reductions, largely offset rising energy and raw material costs during the year 2000. We increased the efficiency of our operations by closing high-cost plants, reducing headcount by about 10% and divesting non-core activities. We also made progress in our efforts to ensure long-term growth and value creation by leveraging our strengths through the acquisition of the polyvinyl alcohol business, investments in technical polymers and by new plant start-ups."

    "We anticipate a difficult first half in 2001, mainly because of the high cost of energy and hydrocarbons, delayed full-scale operation at our new 500,000

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                                                                  [LOGO]CELANESE

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     metric ton acetic acid plant in Singapore and the slowing U.S. economy, particularly in the automotive sector," said Sonder. "We are implementing further price increases, aggressively cutting costs and reducing working capital. Every effort is being made to improve operations at Singapore. Our year to date production rate is about twice as high as during the fourth quarter of last year since our carbon monoxide supplier in Singapore has been able to increase run rates recently. Despite a tough first half, we target our full-year EPS 2001 to show double digit growth, due to the improved pass-through of hydrocarbon costs and further cost reductions."

    RESULTS IN 2000 BENEFITED FROM HIGHER PRICING, COST CUTTING

    In 2000, net earnings before interest, taxes, depreciation and amortization (EBITDA) excluding special charges increased 33 percent to euro 500 million. The EBITDA to sales margin reached 10 percent compared to 9 percent in 1999. The increase in EBITDA reflected successful price increases mainly in our chemical segments, cost reductions and strong demand for Ticona technical polymers.

     For the full year, Celanese recorded special charges totaling euro 29 million, net of income adjustments, versus euro 559 million in 1999. Special charges in 2000 consisted of charges to close a European acetyls plant and employee severance benefits. In addition, special charges were offset primarily by an unexpected insurance recovery received in the fourth quarter and by the 2nd quarter adjustment for the earlier than expected sublease of an unused administrative building.
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                                                                  [LOGO]CELANESE

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SEGMENT NET SALES


                                                                     CHG.                           CHG.
in euro millions                             FY 2000    FY 1999      IN %   Q4 2000    Q4 1999      IN %
--------------------------------------------------------------------------------------------------------
  Acetyl Products                              2,106      1,561      35         624        442      41
  Chemical Intermediates                       1,085        884      23         287        264       9
  Acetate Products                               756        739       2         207        212      (2)
  Technical Polymers Ticona                      923        788      17         229        213       8
  Performance Products                           409        397       3         101        102      (1)
--------------------------------------------------------------------------------------------------------
SEGMENT TOTAL                                  5,279      4,369      21       1,448      1,233      17
  Other activities                                84         60      40          35         26      35
  Intersegment eliminations                     (156)      (111)    N.M.        (40)       (37)    n.m.
--------------------------------------------------------------------------------------------------------
TOTAL                                          5,207      4,318      21       1,443      1,222      18
--------------------------------------------------------------------------------------------------------

SEGMENT EBITDA(1) EXCLUDING SPECIAL CHARGES

                                                                     CHG.                           CHG.
in euro millions                             FY 2000    FY 1999      IN %   Q4 2000    Q4 1999      IN %
--------------------------------------------------------------------------------------------------------
  Acetyl Products                                200         89    >100          64         24    >100
  Chemical Intermediates                          50         84    (40)           9         55     (84)
  Acetate Products                                92         95     (3)          21         28     (25)
  Technical Polymers Ticona                      140        123      14          22         36     (39)
  Performance Products                            74         42      76          15          2    >100
--------------------------------------------------------------------------------------------------------
SEGMENT TOTAL                                    556        433      28         131        145     (10)
  Other activities                              (56)       (56)     N.M.        (12)        (5)    n.m.
--------------------------------------------------------------------------------------------------------
TOTAL                                            500        377      33         119        140     (15)
--------------------------------------------------------------------------------------------------------

    (1) Earnings before interest, taxes, depreciation and amortization


    In 2000, earnings in Acetyl Products benefited from the successful pass-through of rising raw material costs to customers. However, natural gas and energy costs have sharply risen, putting pressure on margins. Chemical Intermediates experienced margin pressure as price increases could not cover rising raw material costs. In Acetate Products, strong demand for cellulose acetate tow partially offset the slowdown in the market for acetate filament. Ongoing efforts to reduce costs and stronger tow sales helped compensate higher energy and raw material costs.

    Sales and earnings at Technical Polymers Ticona benefited from strong demand from the automotive and telecommunications industries as well as sales into new applications. Volume growth eased during the fourth quarter mainly due to a slowdown in the U.S. economy, particularly in the automotive

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                                                                  [LOGO]CELANESE

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sector. Ongoing application development initiatives in new and existing markets generated additional sales while cost reduction efforts continued.

    Performance Products increased earnings as Trespaphan continued to successfully turn around its OPP film business and Nutrinova, the food ingredients business, experienced increased sales in the Sunett(R) sweetener business.

    BUILDING FOR LONG TERM GROWTH

    Celanese took several steps in 2000 to support growth. For example, on September 28th, it acquired the assets of the polyvinyl alcohol business of Air Products for a cash payment of euro 359 million. The acquisition extends the Company's strong position in acetyl products into higher value-added products. Another major event was the September 2000 start-up of a new production facility in Germany to produce a new engineering plastic, the cycloolefin copolymer Topas(R). In addition, Technical Polymers Ticona initiated several expansions of key products to meet growing market demand.

    Subject to Supervisory Board approval, the Board of Management will propose to shareholders at the Annual General Meeting on May 9 the payment of a dividend of euro 0.40 per share for 2000.

    ANNUAL PRESS CONFERENCE MARCH 21

    Detailed full-year results for 2000 will be released on March 21 at a press conference in Frankfurt. Specific information on the press conference will be available on our web site www.celanese.com soon.
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                                                                  [LOGO]CELANESE

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FOOTNOTES

    PRELIMINARY RESULTS: The foregoing results are subject to Supervisory Board approval.

    RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude businesses, which were discontinued during 1999 and 2000. The results of these businesses are reflected in the financial statements as discontinued operations.

    FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 31, 2000. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

    For further information on Celanese AG please visit our website www.celanese.com